ASSET ENTITIES INC.

100 Crescent Ct, 7th Floor

Dallas, TX 75201

July 22, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Aliya Ishmukhamedova
Matthew Derby

Re:	Asset Entities Inc.

Registration Statement on Form S-1

File No. 333-280020

Dear Aliya Ishmukhamedova and Matthew Derby:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Asset Entities Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Wednesday, July 24, 2024, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Asset Entities Inc.

By:	/s/ Arshia Sarkhani
Arshia Sarkhani
Chief Executive Officer and President

cc:  Louis A. Bevilacqua, Esq.